Filed Pursuant to Rule 433

Registration No. 333-146983

March 3, 2009

PRICING TERM SHEET

3.625% Notes due March 15, 2014
4.875% Notes due March 15, 2019

Issuer:	The Coca-Cola Company

Security:	3.625% Notes due March 15, 2014 4.875% Notes due March 15, 2019

Size:	$900,000,000 of 2014 Notes $1,350,000,000 of 2019 Notes

Maturity Date:	March 15, 2014 for 2014 Notes March 15, 2019 for 2019 Notes

Coupon:	3.625% per year for 2014 Notes 4.875% per year for 2019 Notes

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2009

Price to Public:	99.545% for 2014 Notes 99.077% for 2019 Notes

Benchmark Treasury:	1.875% due February 28, 2014 for 2014 Notes 2.750% due February 15, 2019 for 2019 Notes

Benchmark Treasury Yield:	1.875% for 2014 Notes 2.943% for 2019 Notes

Spread to Benchmark Treasury:	+185 bps for 2014 Notes +205 bps for 2019 Notes

Yield:	3.725% for 2014 Notes 4.993% for 2019 Notes

Make-Whole Call:	+30 bps for 2014 Notes +30 bps for 2019 Notes

Expected Settlement Date:	March 6, 2009

CUSIP:	191216AL4 for 2014 Notes 191216AM2 for 2019 Notes

Anticipated Ratings:	Aa3 (Negative Outlook) by Moody’s Investors Service, Inc. A+ (Negative Outlook) by Standard & Poor’s Ratings Services A+ (Stable Outlook) by Fitch Ratings

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Goldman, Sachs & Co. ING Financial Market LLC Mitsubishi UFJ Securities International plc UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.